Exhibit 99.2

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Financial Statements

Three months ended June 30, 2007 and 2006

(Unaudited - Prepared by Management)

_______________________

KEEGAN RESOURCES INC.

(the “Company”)

CONSOLIDATED FINANCIAL STATEMENTS

Three months ended June 30, 2007 and 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

August 22, 2007

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Balance Sheets
(Unaudited - Prepared by Management)	Expressed in Canadian Dollars

	June 30,	March 31,
	2007	2007
		(Audited)
Assets

Current assets:
Cash and cash equivalents	$3,587,617	$14,156,515
Short-term investments	7,064,675	-
Goods and services taxes recoverable	64,150	56,993
Prepaid expenses and deposits	27,896	44,856
	10,744,338	14,258,364

Furniture, equipment and leasehold improvements (note 3)	42,628	37,409

Resource properties (note 4)	10,894,667	7,197,740
	$21,681,633	$21,493,513

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (note 6)	$191,749	$351,702

Shareholders' Equity

Share capital (notes 5 and 9)	26,103,449	25,459,176
Contributed surplus (note 5)	4,116,180	3,801,353
Deficit	(8,729,745)	(8,118,718)
	21,489,884	21,141,811

	$21,681,633	$21,493,513

Commitments (notes 4 and 7)
Subsequent Events (notes 4(a) and 8)

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit
Three months ended June 30, 2007 and 2006
(Unaudited - Prepared by Management)	Expressed in Canadian Dollars
	2007	2006

Expenses:
Amortization	$2,229	$2,335
Bank charges and interest	8,334	2,140
Consulting fees, directors' fees and wages and benefits: (note 6)
Incurred	208,720	83,453
Stock-based compensation	243,382	127,012
Foreign exchange	33,590	12,684
Office, rent and administration	71,535	54,054
Professional fees: (note 6)
Incurred	7,306	7,563
Stock-based compensation	14,095	-
Regulatory	5,424	9,392
Transfer agent and shareholder information	30,708	18,674
Travel, promotion and investor relations
Incurred	71,060	57,460
Stock-based compensation	18,024	-
	714,407	374,767

Other expenses (income):
Interest and other income	(38,712)	(6,231)
Gain on sale of short-term investments	(64,668)	-
Write-off of interest in resource properties	-	436
	(103,380)	(5,795)

Loss for the period	611,027	368,972

Deficit, beginning of period	8,118,718	3,737,579

Deficit, end of period	$8,729,745	$4,106,551

Loss per share - basic and diluted	$0.03	$0.03

Weighted average number of shares outstanding	23,099,190	12,980,903

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Statements of Cash Flows
Three months ended June 30, 2007 and 2006
(Unaudited - Prepared by Management)	Expressed in Canadian Dollars
	2007	2006

Cash provided by (used in):

Operations:
Loss for the period	$(611,027)	$(368,972)
Items not involving cash:
Amortization	2,229	2,335
Stock-based compensation	275,501	127,012
Write-off of interest in resource properties	-	1,198,118
Gain on sale of short-term investments	(64,668)	-
Changes in non-cash working capital:
Goods and services taxes recoverable	(7,157)	(5,077)
Prepaid expenses and deposits	16,960	4,733
Accounts payable and accrued liabilities	(159,953)	(172,414)
	(548,115)	(412,383)

Investing:
Short-term investments	(7,000,007)	-
Purchase of furniture, equipment and leasehold
improvements	(7,448)	(9,140)
Acquisition of interest in resource properties	(91,205)	(285,194)
Deferred exploration	(3,538,633)	(935,106)
	(10,637,293)	(1,229,440)

Financing:
Shares issued for cash, net of share issue costs	616,510	987,500

Increase in cash and cash equivalents	(10,568,898)	(654,323)

Cash and cash equivalents, beginning of period	14,156,515	838,809

Cash and cash equivalents, end of period	$3,587,617	$184,486

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

Non-cash transactions (note 9)

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Schedule of Resource Property Costs
Three months ended June 30, 2007			Expressed in Canadian Dollars

	United States
	Regent	Black Velvet	Ghana	Total

Balance, March 31, 2006	$585,989	$18,280	$844,778	$1,449,047

Acquisition costs:
Cash	50,296	-	806,404	856,700
Shares	71,500	29,400	266,692	367,592

	121,796	29,400	1,073,096	1,224,292

Deferred exploration costs	21,542	7,687	5,279,866	5,309,095

Less: write-off of resource property costs	(729,327)	(55,367)	-	(784,694)
Balance, March 31, 2007	-	-	7,197,740	7,197,740

Acquisition costs:
Cash	-	-	91,205	91,205

Deferred exploration costs	-	-	3,605,722	3,605,722

Balance, June 30, 2007	$-	$-	$10,894,667	$10,894,667

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 1
Three months ended June 30, 2007 and 2006	Expressed in Canadian Dollars

1. Nature of operations

The Company was incorporated on September 23, 1999 under the laws of British Columbia. The Company was a capital pool company as defined in the TSX Venture Exchange (the “Exchange”) Policy 2.4.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of resource properties. The Company has interest in resource properties located in the United States and the Republic of Ghana.

The recoverability of amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying resource claims, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production or proceeds from the disposition thereof.

The interim consolidated financial statements as at June 30, 2007 and for the three months ended June 30, 2007 and 2006 have been prepared in accordance with Canadian generally accepted accounting principles, consistent with those principles used in the preparation of the Company’s March 31, 2007 annual statements. As these interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, they should be read in conjunction with the most recent annual financial statements as at March 31, 2007. The unaudited interim consolidated financial statements contain all adjustments necessary in order to present fairly the results for interim periods.

2. Significant accounting policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized below.

(a) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Quicksilver Ventures (Nevada), Inc. and Keegan Resources Ghana Limited. All significant intercompany amounts and transactions have been eliminated on consolidation.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 2
Three months ended June 30, 2007 and 2006	Expressed in Canadian Dollars

2. Significant accounting policies (continued)

(b) Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated amortization. Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset. The annual rates used to compute amortization are as follows:

Asset	Basis	Rate
Furniture and equipment	declining balance	20%
Computers	declining balance	30%
Leasehold improvements	straight-line	term of lease

Amortization is recorded at half the annual rate in the year of acquisition.

(c) Resource properties and deferred exploration costs

The Company accounts for resource property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment” (“CICA 3061”), and abstract EIC-126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a resource property where such costs are considered to have the characteristics of property, plant and equipment. EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Resource property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves. Option payments are credited against resource property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 3
Three months ended June 30, 2007 and 2006	Expressed in Canadian Dollars

2. Significant accounting policies (continued)

(d) Resource properties and deferred exploration costs (continued)

CICA 3061 also provides that property, plant and equipment be written down when the longterm expectation is that the net carrying amount will not be recovered. EIC-126 states that a mining enterprise which has not objectively established resource reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired. However, EIC-126 references certain conditions that should be considered in determining subsequent writedowns, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Accounting standards subsequently issued by the CICA dealing with Intangible Assets (CICA 1581 and CICA 3062) include reference to “Use rights such as drilling, water, air, mineral, timber cutting, and route authorities” as examples of intangible assets. CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment. Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its resource properties as having the characteristics of property, plant and equipment.

(e) Asset retirement obligations

Effective April 1, 2004, the Company adopted the CICA Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and amortization of the related asset.

As of June 30, 2007, the Company has determined that it does not have material obligations for asset retirement obligations. Accordingly, adoption of HB 3110 had no impact on the consolidated financial statements.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 4
Three months ended June 30, 2007 and 2006	Expressed in Canadian Dollars

2. Significant accounting policies (continued)

(f) Foreign currency translation

Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Nonmonetary items are translated at exchange rates prevailing when the assets were acquired or the obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

(g) Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the period. For three months ended June 30, 2007 and 2006, the inclusion of the Company’s stock options and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and therefore are excluded from the computation.

(h) Stock-based compensation

The Company has a stock-based compensation plan which is described in note 5(d). The Company accounts for all stock-based payments and awards under the fair value based method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stockbased payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 5
Three months ended June 30, 2007 and 2006	Expressed in Canadian Dollars

2. Significant accounting policies (continued)

(h) Stock-based compensation (continued)

Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. Compensation cost is generally recognized on a straight-line basis over the vesting period. During the period, the Company granted stock options to directors, officers, employees and non-employees as set out in note 5(d).

3. Furniture, equipment and leasehold improvements

		Accumulated	Net book
June 30, 2007	Cost	amortization	value

Furniture and equipment	$46,757	$16,158	$30,599
Computers	17,079	8,586	8,493
Leasehold improvements	6,570	3,034	3,536

	$70,406	$27,778	$42,628

		Accumulated	Net book
March 31, 2007	Cost	amortization	value

Furniture and equipment	$41,901	$14,697	$27,204
Computers	14,487	8,114	6,373
Leasehold improvements	6,570	2,738	3,832

	$62,958	$25,549	$37,409

4. Resource properties

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent ambiguous conveyancing history characteristic of many resource properties. The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing. However, this should not be construed as a guarantee to title. The concessions may be subject to prior claims, agreements or transfer and rights of ownership may be affected by undetected defects.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 6
Three months ended June 30, 2007 and 2006	Expressed in Canadian Dollars

4. Resource properties (continued)

(a) Esaase Gold Property

The Company entered into an option agreement dated May 3, 2006 with Sammetro Co. Ltd. (“Sammetro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. The agreement is subject to the following terms:

i) Cash payments:

- US$100,000 to the bank from which Sammetro borrowed funds by May 17, 2006 (paid);
- US$100,000 to Sammetro by June 30, 2006, which payment Sammetro will deliver to the Esaase Liquidation Committee (the “Committee”) (paid);
- US$100,000 to the Committee by December 30, 2006 (paid);
- US$40,000 to Sammetro on May 3, 2007 (obligation renegotiated, see below);
- US$100,000 to the Committee by June 30, 2007(paid);
- US$100,000 to the Committee by December 30, 2007 (paid);
- US$50,000 to Sammetro on May 3, 2010 and every year thereafter until production (obligation renegotiated, see below);
- US$200,000 to the Committee on production (paid in advance); and
- US$100,000 to Sammetro on production (obligation renegotiated, see below).

ii) Issuance of 780,000 common shares of the Company to Sammetro over a three year period:

- 40,000 common shares of the Company to Sammetro upon Exchange approval (issued);
- 120,000 common shares of the Company to Sammetro on May 3, 2007;
- 240,000 common shares of the Company to Sammetro on May 3, 2008; and
- 380,000 common shares of the Company to Sammetro on May 3, 2009.

The obligation has been renegotiated. See below.

iii) Work exploration expenditures of US$2,250,000 over a three year period:

- $500,000 by May 3, 2007 (incurred);
- $750,000 by May 3, 2008; and
- $1,000,000 by May 3, 2009.

The obligation has been renegotiated. See below.

The Company entered into a finder’s fee agreement dated June 5, 2006, whereby the Company paid US$10,000 and issued 4,000 common shares as finder’s fees with respect to this acquisition.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 7
Three months ended June 30, 2007 and 2006	Expressed in Canadian Dollars

4. Resource properties (continued)

(a) Esaase Gold Property (continued)

During the three months ended June 30, 2007, after having already issued the cash and share payments as detailed in 4(a) i) and 4(a) ii) and completing the full work expenditure indicated in 4(a) iii), the Company renegotiated the option agreement so that all further cash and share payments as indicated in 4(a) i) and 4(a) ii) are no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sammetro and issued 40,000 additional common shares to Sammetro subsequent to the period. The Company has been granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments. During the period, the Company paid a finder’s fee of US$85,000 with respect to the renegotiation of the option agreement.

(b) Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, whereby the Company may acquire 100% of the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa, under the following terms:

i) payment of US$100,000 to GTE as follows:

- US$10,000 upon signing the agreement (paid); and
- US$30,000 on or before October 8, 2006 (paid through the issuance of 16,775 shares).
- US$60,000 on or before October 8, 2007 (paid through the issuance of 20,087 shares).

ii) issuance of common shares of the Company with a value of US$100,000 to GTE as follows:

- common shares with a value of US$10,000 upon regulatory approval (issued 13,899 shares);
- common shares with a value of US$30,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006 (issued 16,775 shares); and
- common shares with a value of US$60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007 (issued 20,088 shares).

iii) completion of US$1,000,000 of exploration work on the Asumura property as follows:

- US$80,000 on or before July 31, 2005, (incurred);
- an additional US$400,000 on or before July 31, 2006 (incurred); and
- an additional US$520,000 on or before July 31, 2007 (incurred).

The Company has met all the above commitments and now has an undivided 100% private interest in the Asumura property subject to a 3.5% net smelter return, 50% of which may be purchased for US$2,000,000. If the property is converted to a Mining License, it may become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government. 11,270 shares were issued to Hunter Dickinson Inc. (“HDI”) as finder’s fees with respect to the Asumura property. During the period, the Company acquired an option to purchase the remaining 50% of the GTE NSR for an additional US$4,000,000.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 8
Three months ended June 30, 2007 and 2006	Expressed in Canadian Dollars

4. Resource properties (continued)

(c) Regent Gold Silver Project

Pursuant to an agreement dated March 4, 2005, between the Company and Jerry Baughman and Fabiola Baughman (“Optionors”), the Company may acquire 100% of the Regent Gold Silver Project (“Regent property”) located in Mineral County, Nevada, on the following terms:

i) payment of US$305,000 as follows:

- US$45,000 upon signing the agreement (paid);
- US$35,000 on June 15, 2005 (paid);
- US$45,000 on June 15, 2006 (paid);
- US$50,000 on June 15, 2007;
- US$55,000 on June 15, 2008; and
- US$75,000 on June 15, 2009

ii) issuance of a total of 500,000 common shares of the Company to the Optionors as follows:

- 100,000 common shares upon obtaining regulatory approval (issued);
- 50,000 common shares on June 15, 2005 (issued);
- 50,000 common shares on June 15, 2006 (issued);
- 50,000 common shares on June 15, 2007;
- 75,000 common shares on June 15, 2008; and
- 175,000 common shares on June 15, 2009.

iii) completion of US$3,000,000 of exploration work on the Regent property as follows:

- US$250,000 prior to March 4, 2006 (incurred);
- US$300,000 prior to March 4, 2007;
- US$400,000 prior to March 4, 2008;
- US$500,000 prior to March 4, 2009;
- US$500,000 prior to March 4, 2010; and
- US$1,050,000 prior to March 4, 2011.

After meeting the above commitments, the Company will have an undivided 100% interest in the property subject to a 2.5% NSR royalty, 60% of which may be purchased for US$3,000,000. 35,890 shares were issued to HDI as finder’s fees with respect to the Regent property.

During the year ended March 31, 2007, the Company decided not to pursue its option agreement on the Regent Gold Silver Project and as a result, $729,327 in acquisition and deferred exploration expenditures were written-off.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 9
Three months ended June 30, 2007 and 2006	Expressed in Canadian Dollars

4. Resource properties (continued)

(d) Black Velvet Gold Project

The Company entered into an option agreement dated December 7, 2005 and subsequently amended, with Gerald Baughman and Fabiola Baughman (the “Optionors”) whereby the Company may acquire 100% interest in the Black Velvet Gold Project in Pershing County, Nevada.

Under the terms of the agreement, the Company has the option to deliver cash payments of US$150,000 and 150,000 common shares of the Company to the Optionors over a period of four years as follows:

i) cash payment of US$2,500 upon execution of the agreement (paid);
US$30,000 on May 31, 2007;
US$27,500 on December 1, 2007;
US$40,000 on May 31, 2008; and
US$50,000 on May 31, 2009.

ii) issuance of 10,000 common shares upon Exchange approval (issued);
20,000 common shares on July 31, 2006 (issued);
30,000 common shares on May 31, 2007;
40,000 common shares on May 1, 2008; and
50,000 common shares on May 31, 2009.

During the year ended March 31, 2007, the Company decided not to pursue its option agreement on the Black Velvet gold project and as a result, $55,367 in acquisition and deferred exploration expenditures were written-off.

5. Share capital

(a) Authorized

100,000,000 common shares without par value; and
100,000,000 preferred shares without par value.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 10
Three months ended June 30, 2007 and 2006	Expressed in Canadian Dollars

5. Share capital (continued)

(b) Issued and outstanding common shares

	Number of shares	Amount
Balance, March 31, 2006	12,164,418	$4,981,915
Issued on acquisition of resource properties
- at $1.43	90,000	128,700
- at $1.47	20,000	29,400
- at $1.65	4,000	6,600
- at $2.00	33,550	67,100
- at $3.38	40,175	135,792
Issued for cash:
Pursuant to private placements
- at $1.80	2,000,000	3,600,000
- at $2.75	5,662,500	15,571,875
Pursuant to the exercise of warrants
- at $0.85	639,100	543,235
- at $1.00	2,078,750	2,078,750
- at $2.40	4,000	9,600
Pursuant to the exercise of options
- at $0.92	71,685	65,950
Share issuance costs	-	(1,822,566)
Transferred from contributed surplus for the exercise of options and warrants	-	62,825
Balance, March 31, 2007	22,808,178	25,459,176
Issued for cash:
Pursuant to the exercise of warrants
- at $1.00	345,250	345,250
- at $2.40	113,025	271,260
Transferred from contributed surplus for the exercise of options and warrants	-	27,763
Balance, June 30, 2007	23,266,453	$26,103,449

(c) Shares held in escrow

As at June 30, 2007, 45,000 (March 31, 2007 - 45,000) common shares of the Company were the subject of an escrow agreement under which the shares may not be transferred, assigned or otherwise dealt with without the consent of the relevant regulatory body having jurisdiction thereon.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 11
Three months ended June 30, 2007 and 2006	Expressed in Canadian Dollars

5. Share capital (continued)

(d) Stock options

The Company maintains a fixed stock option plan that enables it to grant from time to time options to its directors, officers, employees and other service providers. During the year ended March 31, 2006, the Company amended its stock option plan increasing the number of shares reserved for issuance under the plan to 1,646,543. During the year ended March 31, 2007, the Company amended its stock option plan increasing the number of shares reserved for issuance under the plan to 2,774,683. The options vest as to 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

As summary of the status of the Company’s stock option plan for the three months ended June 30, 2007 is presented below:

	Number	Weighted average
	of shares	Exercise price
Balance, March 31, 2006	1,425,000	$1.02
Granted	1,349,000	$2.48
Exercised	(71,685)	$0.92
Balance, June 30, 2007 and March 31, 2007	2,702,315	$1.75

The following table summarizes the stock options outstanding and exercisable at June 30, 2007:

	Number outstanding at		Number exercisable at
Exercise price	June 30, 2007	Expiry date	June 30, 2007
$0.92	1,073,315	February 3, 2010	1,073,315
$1.16	220,000	November 22, 2010	220,000
$2.48	60,000	February 2, 2011	52,500
$2.44	1,230,000	November 10, 2011	615,000
$2.85	100,000	December 19, 2011	50,000
$3.38	19,000	March 7, 2012	7,125
	2,702,315		2,017,940

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 12
Three months ended June 30, 2007 and 2006	Expressed in Canadian Dollars

5. Share capital (continued)

(d) Stock options (continued)

During the three months ended June 30, 2007, under the fair-value-based method, $275,501 (2006 - $127,013) in stock-based compensation expense was recorded in the statements of operations and deficit and $67,089 (2006 - $Nil) was capitalized to resource properties for stock options granted to directors and consultants of the Company.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2007	2006
Risk free interest rate	Nil%	3.18%
Expected dividend yield	0%	0%
Stock price volatility	Nil%	124%
Expected life of options	Nil years	2.21 years

The weighted average fair value of options granted during the three months ended June 30, 2007 is $Nil (2006 - $0.65) per option.

(e) Warrants

Number of Shares	Exercise Price	Expiry Date
60,000(1)	$1.00	October 13, 2007
920,750(2)	$2.40	April 30, 2008
2,831,250(3)	$3.25	February 16, 2009

The following warrants were outstanding at June 30, 2007. Each warrant entitles the holder to purchase one common share of the Company as follows:

(1) These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $2 for a period of 10 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

(2) These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $3.25 for a period of 10 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

(3) These warrants are subject to an acceleration clause whereby after 9 months from issuance of shares, if the shares of the Company trade above $4 for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 13
Three months ended June 30, 2007 and 2006	Expressed in Canadian Dollars

5. Share capital (continued)

(f) Contributed surplus

	June 30,	March 31,
	2007	2007
Balance, beginning of period	$3,801,353	$867,367
Stock-based compensation	342,590	2,170,406
Brokers' warrants issued	-	826,405
Transferred to share capital for the exercise of options and warrants	(27,763)	(62,825)
Balance, end of period	$4,116,180	$3,801,353

(g) Shareholder rights plan

The directors of the Company approved the adoption of a shareholder rights plan (the “Rights Plan”). The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company.

The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

6. Related party transactions

Included in professional fees is $2,180 (2006 - $2,826) paid or accrued for legal fees to a company controlled by a director and officer of the Company and $3,000 (2006 - $3,000) for accounting fees to a company controlled by a director and officer of the Company during the three months ended June 30, 2007.

Included in consulting fees, wages and benefits is $13,356 (2006 - $12,322) paid or accrued for consulting fees paid to an officer of the Company during the three months ended June 30, 2007.

The Company has entered into a consulting agreement with a director and officer of the Company in the amount of US$6,667 per month plus benefits. Effective November 1, 2006, these consulting fees were increased to US$7,000 per month. During the three months ended June 30, 2007, the Company paid consulting fees and benefits of $28,398 (2006 - $26,578) under this agreement.

During the three months ended June 30, 2007, the Company paid or accrued $18,000 (2006 - $37,094) for geological fees to a director of the Company. These costs have been included in resource properties.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 14
Three months ended June 30, 2007 and 2006	Expressed in Canadian Dollars

6. Related party transactions (continued)

These charges were measure by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities is $50,560 (2006 - $39,480) owing to directors of the Company and a company controlled by a director and officer of the Company.

7. Commitments

The Company is committed to payments regarding agreements to lease its Vancouver office premises as follows:

2008	$38,363
2009	51,548
2010	12,887
$102,798

The Company is also committed to carry out the expenditures described in note 4.

8. Subsequent events

The following events occurred subsequent to June 30, 2007:

10,000 warrants were exercised at a price of $2.40 per share and 10,000 common shares issued for gross proceeds of $24,000.

9. Non-cash transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the three months ended June 30, 2007, the following transactions were excluded from the statements of cash flows:

- The Company recorded stock-based compensation expense of $275,501 charged to the consolidated statement of operations and $67,089 capitalized in resource property costs.

- An aggregate of $27,763 was reclassified to share capital upon exercise of brokers’ warrants.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 15
Three months ended June 30, 2007 and 2006	Expressed in Canadian Dollars

9. Non-cash transactions (continued)

During the three months ended June 30, 2006, the following transactions were excluded from the statements of cash flows:

- the Company issued 50,000 common shares at $1.43 per share, pursuant to a mineral property option agreement.

- The Company recorded stock-based compensation expense of $127,012 charged to the consolidated statement of operations.

10. Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration of resource properties.

	Canada	Ghana	Total

June 30, 2007
Current assets	$10,350,114	$394,224	$10,744,338
Furniture, equipment and leasehold improvements	40,036	2,592	42,628
Resource properties	-	10,894,667	10,894,667

	$10,390,150	$11,291,483	$21,681,633

	Canada	Ghana	Total

March 31, 2007
Current assets	$14,034,792	$223,572	$14,258,364
Furniture, equipment and leasehold improvements	37,409	-	37,409
Resource properties	-	7,197,740	7,197,740

	$14,072,201	$7,421,312	$21,493,513

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 16
Three months ended June 30, 2007 and 2006	Expressed in Canadian Dollars

11. Financial instruments

(a) Foreign currency exchange risk:

The Company is exposed to foreign currency fluctuations as many of the Company’s expenditures are in U.S. dollars. As at June 30, 2007, the Company had $349,713 of assets denominated in US dollars subject to exchange rate fluctuations between the Canadian dollar and the US dollar.

(b) Fair value of financial instruments:

Financial instruments of the Company consist mainly of cash and accounts payable and accrued liabilities. As at June 30, 2007, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair values.